Form 20-F
period 2000-12-31
GREAT LAKES POWER INC
filed 2001-05-01
CIK 926807

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 40-F


[Check one]

    [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

    [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended  December 31, 2000       Commission File Number  11097
                          -------------------                             ------

                             Great Lakes Power Inc.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
--------------------------------------------------------------------------------
         (Translation of Registrant's name into English (if applicable))

                                     Ontario
--------------------------------------------------------------------------------
        (Province or other jurisdiction of incorporation or organization)

                                      4939
--------------------------------------------------------------------------------
    (Primary Standard Industrial Classification Code Number (if applicable))

                                 Not Applicable
--------------------------------------------------------------------------------
             (I.R.S. Employer Identification Number (if applicable))

                            BCE Place, 181 Bay Street
                            Suite 4400, P.O. Box 762
                            Toronto, Ontario M5J 2T3
                                 (416) 363-9491
--------------------------------------------------------------------------------
                        (Address and telephone number of
                  Registrant's principal executive offices)

                              Century Power, L.L.C.
                           3900 Park Avenue, Suite 102
                            Edison, New Jersey 08820
                                 (732) 494-9455
                            Attention: Jack R. Sauer
--------------------------------------------------------------------------------
                     (Name, address (including zip code) and
                        telephone number (including area
                        code) of agent for service in the
                                 United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                    Name of each exchange on which registered

   Not Applicable                                    Not Applicable
-------------------                    -----------------------------------------




Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                 Not Applicable
--------------------------------------------------------------------------------
                                (Title of Class)

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act.


        Debt Securities (to be offered on a delayed or continuous basis).
--------------------------------------------------------------------------------
                                (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

 [ ]  Annual information form        [X]  Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                            Common Shares 101,393,934

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.


                         Yes  [ ]                        No [X]


Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                         Yes  [X]                        No [ ]


                                   UNDERTAKING

         The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or to transactions in said securities.

                          CONSENT TO SERVICE OF PROCESS

         The Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Certain statements in this Form 40-F constitute forward-looking statements, which are based on the Registrant's current expectations and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, among others, general business and economic conditions and competitive actions.

                                    SIGNATURE

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                     GREAT LAKES POWER INC.



Date: April 30, 2001                 By:     /S/ EDWARD C. KRESS
                                          ---------------------------
                                     Name:  Edward C. Kress
                                     Title: Chairman and Chief Executive Officer




Date: April 30, 2001                 By:     /S/ ALAN V. DEAN
                                          ------------------------
                                     Name:  Alan V. Dean
                                     Title: Vice President and Secretary

                                  EXHIBIT INDEX

                                                                     SEQUENTIAL
EXHIBIT NO.                        DESCRIPTION                       PAGE NUMBER
-----------                        -----------                       -----------

    1. 2000 Annual Financial Report containing audited financial statements of Great Lakes Power Inc for the year ended December 31, 2000 and management's discussion and analysis of the company's financial condition and results of operations.

    2. Consent of Deloitte & Touche LLP, chartered accountants, to the inclusion of their auditors report in this Form 40-F.