Form 20-F/A
period 2000-12-31
GREAT LAKES POWER INC
filed 2001-05-22
CIK 926807

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


                             Great Lakes Power Inc.
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
         (Translation of Registrant's name into English (if applicable))

                                     Ontario
        (Province or other jurisdiction of incorporation or organization)

                                      4939
    (Primary Standard Industrial Classification Code Number (if applicable))

                                 Not Applicable
             (I.R.S. Employer Identification Number (if applicable))

                            BCE Place, 181 Bay Street
                            Suite 4400, P.O. Box 762
                            Toronto, Ontario M5J 2T3
                                 (416) 363-9491
   (Address and telephone number of Registrant's principal executive offices)
                              Century Power, L.L.C.
                           3900 Park Avenue, Suite 102
                            Edison, New Jersey 08820
                                 (732) 494-9455
                            Attention: Jack R. Sauer
 (Name, address (including zip code) and telephone number (including area code)
                   of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

         Title of each class       Name of each exchange on which registered
         -------------------       -----------------------------------------
           Not Applicable                       Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                 Not Applicable
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act.



Debt Securities (to be offered on a delayed or continuous basis).
                                (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

     [X]   Annual information form      [ ]  Audited annual financial statements

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

                                   GREAT LAKES POWER INC.



Date: May 21, 2001                 By:   /s/    Edward C. Kress
                                         Name:  Edward C. Kress
                                         Title: Chairman and Chief Executive
                                                Officer




Date: May 21, 2001                 By:   /s/    Alan V. Dean
                                         Name:  Alan V. Dean
                                         Title: Vice President and Secretary

                                  EXHIBIT INDEX

                                                                                               SEQUENTIAL
EXHIBIT NO.                               DESCRIPTION                                          PAGE NUMBER
-----------                               -----------                                          -----------
   99.1               Annual Information Form dated May 1, 2001 containing
                      management's discussion and analysis of the company's
                      financial condition and results of operations.