Form 20-F
period 2001-12-31
GREAT LAKES POWER INC
filed 2002-03-27
CIK 926807

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                    FORM 40-F
(Check one)

    [ ]      Registration statement pursuant to Section 12 of the Securities
                              Exchange Act of 1934

                                       or

    [X]      Annual report pursuant to Section 13(a) or 15(d) of the
                        Securities Exchange Act of 1934
                  For the fiscal year ended December 31, 2001

                         Commission file number  11097
                                                 ------


                             GREAT LAKES POWER INC.
             (Exact name of Registrant as Specified in its Charter)

                                    ONTARIO
        (Province or Other Jurisdiction of Incorporation or Organization)

                                      4939
            (Primary Standard Industrial Classification Code Number)

                                 NOT APPLICABLE
                      (IRS Employer Identification Number)

                                    BCE PLACE
                                 181 BAY STREET
                                   SUITE 4400
                                TORONTO, ONTARIO
                                 CANADA M5J 2T3
                                 (416) 359-8600
   (Address and Telephone Number of Registrant's Principal Executive Offices)

                              CENTURY POWER, L.L.C.
                           3900 PARK AVENUE, SUITE 102
                               EDISON, N.J. 08820
                                 (732) 494-9455
                            ATTENTION: JACK R. SAUER
 (Name, Address and Telephone Number of Agent for Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS                    NAME OF EACH EXCHANGE ON WHICH REGISTERED
-------------------                    -----------------------------------------
None                                   None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act:   Debt Securities (to be offered on a delayed or continuous basis)

For annual reports, indicate by check mark the information filed with this Form:
  [ ] Annual Information Form            [X]  Audited annual financial statement

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

            N/A
   ---------------------

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes         No  X
    ---        ---

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes  X         No
    ---        ---

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.   Undertaking

     Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.   Consent to Service of Process

     The Registrant has filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X.

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

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.



                                           GREAT LAKES POWER INC.



                                           By: /s/ Alan V. Dean
                                               ---------------------------------
                                               Name:  Alan V. Dean
                                               Title: SVP & Corporate Secretary

Date:  March 26, 2002

                                  EXHIBIT INDEX

Exhibits       Description
--------       -----------
   1           2001 Annual Report containing the audited consolidated financial statements of Great Lakes Power Inc. for the year ended December
               31, 2001 (p. 9-17) and management's discussion and analysis of the company's financial condition and results of operations (p. 3-8).

   2           Annual Filing of Reporting Issuer (Form 28) dated February 28, 2002

   3           Consent of Deloitte & Touche

                                    EXHIBIT 1

GREAT LAKES POWER INC.


------------------------------------
2001 ANNUAL REPORT

GREAT LAKES POWER INC. is an independent power company with operations in Canada and the United States. Its production base includes 27 hydroelectric generating stations and one natural gas-fired cogeneration plant, having a combined generating capacity of 1,117 megawatts.

Great Lakes has been supplying power for over 85 years through its integrated hydroelectric power generation, transmission and distribution system in northern Ontario. The company also has other power operations in Ontario, Quebec, British Columbia, Louisiana and Maine.

Great Lakes is a wholly owned subsidiary of Brascan Corporation (TSE: BNN.A,
NYSE: BNN).




HEAD OFFICE                         CONTENTS

Great Lakes Power Inc.              2001 Highlights                           1
Suite 4400, P.O. Box 762            Corporate Profile                         2
BCE Place, 181 Bay Street           Management's Discussion and Analysis      3
Toronto, Ontario M5J 2T3            Consolidated Financial Statements         9
Telephone: 416-363-9491             Power Station Statistics                 18
Facsimile: 416-363-2856             Ten Year Review                          20
                                    Directors and Officers                   21

2001 HIGHLIGHTS

FINANCIAL HIGHLIGHTS                   2001     2000
--------------------------------------------------------------------------------
millions, except per share amounts
Income
  Gross revenues                       $  374   $  361
  Power revenues                          270      246
  Net income                              131      116
Financial Position
  Total assets(1)                       2,930    2,642
  Shareholders' equity(1)               1,299    1,249
--------------------------------------------------------------------------------
Per Common Share
  Net income(2)                        $ 1.04   $ 0.92
  Dividends                              0.64     0.64
================================================================================

(1) At December 31
(2) Fully diluted

OPERATING HIGHLIGHTS                             2001    2000
--------------------------------------------------------------------------------
Total installed capacity (megawatts)(1)         1,117     905
Electricity generation (gigawatt hours)         4,768   4,581
Electricity sales (gigawatt hours)(2)           5,729   5,519
================================================================================

(1) Capacity includes Great Northern Energy, acquired February 1, 2002
(2) Sales include power purchased externally to supply customer demand in Great Lakes Power Limited's service area

PRODUCTION BASE                               Owner-  Generating    Generating     Installed
                                               ship     Stations         Units      Capacity
--------------------------------------------------------------------------------------------
                                                                                   megawatts
Great Lakes Power Limited, Ontario(1)          100%           12            22           331
Great Lakes Hydro Income Fund (50%)
Maclaren Power, Quebec(1)                      100%            3            10           238
Powell River Energy, British Columbia(2)        50%            2             7            82
Great Northern Energy, Maine(1)(5)             100%            6            31           126
Other Power Operations
Lake Superior Power, Ontario(3)                 50%            1             3           110
Valerie Falls Power, Ontario(2)                 65%            1             2            10
Pontiac Power, Quebec(2)                       100%            2             7            28
Louisiana HydroElectric Power, Louisiana(2)     75%(4)         1             8           192
--------------------------------------------------------------------------------------------
Total                                                         28            90         1,117
============================================================================================

(1) Integrated hydroelectric power generating and transmission systems
(2) Other hydroelectric stations
(3) Natural gas-fired cogeneration plant
(4) Residual interest
(5) Acquisition closed February 1, 2002

CORPORATE PROFILE

Great Lakes Power Inc. ("Great Lakes" or the "company") is an independent electric power company with operations in Canada and the United States. The company operates and has ownership interests in eight power operations with a combined generating capacity of 1,117 megawatts ("MW"). Great Lakes is also involved in power transmission and distribution, and energy marketing.

Great Lakes is a wholly owned subsidiary of Brascan Corporation ("Brascan"), a company operating in the real estate, financial and power generation sectors, with investments in the resource sector. Brascan's common shares are listed on the Toronto, New York and Brussels stock exchanges.

Great Lakes conducts its business through four operating groups:

     GREAT LAKES POWER LIMITED ("GLPL"), a wholly owned subsidiary which operates an integrated hydro-electric power generation, transmission and distribution system based in Sault Ste. Marie, Ontario. This system has supplied electricity to the Algoma district of northern Ontario for over 85 years and is the largest independent producer and distributor of electricity in the province. The system operates 12 hydroelectric generating stations with a combined generating capacity of 331 MW, together with related transmission and distribution facilities.

> GREAT LAKES HYDRO INCOME FUND (the "Fund"), an unincorporated open-ended trust, in which Great Lakes owns 50% of the trust units. The Fund has interests in three power operations:

     o a 100% interest in the Maclaren Power hydroelectric generating and transmission system in western Quebec, including three hydroelectric stations with a combined generating capacity of 238 MW and transmission interconnections with both the Hydro-Quebec and Ontario power grids.

     o a 50% interest in the Powell River Energy hydroelectric generating and transmission facilities in southwestern British Columbia, including two hydroelectric stations with a combined generating capacity of 82 MW. The acquisition of Powell River Energy closed on February 2, 2001.

     o a 100% interest in Great Northern Energy, which owns six hydroelectric stations and related trans- mission facilities in Northern Maine, with a combined generating capacity of 126 MW and a transmission interconnection with the New England power grid. The acquisition of Great Northern Energy closed on February 1, 2002.

> OTHER POWER OPERATIONS, which include the following wholly and partly owned power operations:

o a 50% interest in Lake Superior Power, which owns and operates a 110 MW natural gas-fired cogeneration plant in Sault Ste. Marie, Canada.

o a 65% interest in Valerie Falls Power , which owns a 10 MW hydroelectric station in northwestern Ontario.

o wholly owned Pontiac Power, which owns two hydroelectric stations in western Quebec, with a combined generating capacity of 28 MW and a transmission interconnection with the Ontario power grid.

o a 75% residual interest in Louisiana HydroElectric Power, which owns and operates a 192 MW hydroelectric station and sediment control facility in Louisiana on the Mississippi River.

> BRASCAN ENERGY MARKETING, a wholly owned subsidiary which conducts the company's wholesale energy marketing business in Canada and the United States. These operations also provide valuable market intelligence regarding pricing dynamics, regulatory systems and market participants, which serves to support the company's growth strategy by targeting the most attractive energy markets.

Great Lakes is also participating in the development of hydroelectric stations in Brazil, including four stations now under development which will have a combined generating capacity of 86 MW.

In addition, Great Lakes holds a portfolio of financial investments which generate a stable level of cash flow for investment in the company's power operations and distributions to shareholders.

Great Lakes is committed to growing its power generation business by expanding its production base through developing greenfield sites and acquiring existing hydroelectric assets; by enhancing its capacity to access interconnected energy markets in Canada and the United States; and by implementing technology changes to improve the efficiency and capacity of its operations.



2 GREAT LAKES POWER INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATIONS REVIEW
Summary

Production statistics for the company's power generating operations for 2001 and 2000 are shown below:

---------------------------------------------
gigawatt hours                   2001    2000
---------------------------------------------
Generation
Great Lakes Power Limited       1,300   1,369
Great Lakes Hydro Income Fund
Maclaren Power                  1,224   1,554
Powell River Energy(1)            363    --
Other Power Operations
Lake Superior Power(2)            881     852
Valerie Falls Power                51      51
Pontiac Power                     194     217
Louisiana HydroElectric Power     755     538
---------------------------------------------
                                4,768   4,581
=============================================

(1) Results for 2001 include 11 months since acquisition in February 2001
(2) Including electricity equivalents of contracted gas sales

The company's power operations generated 4,768 gigawatt hours ("GWh") of electricity during 2001, up from 4,581 GWh in 2000. The return to more normal water flows on the lower Mississippi River and the impact of the Powell River Energy acquisition in early 2001 were partly offset by drier conditions in northern Ontario and western Quebec. Higher precipitation levels in the late fall of 2001 in eastern Canada have returned the company's reservoirs closer to their long-term averages.

Total power sales in 2001 increased to 5,729 GWh from 5,519 GWh in 2000. Power sales include the additional power acquired by Great Lakes Power Limited to serve customers in its franchise area.

Great Lakes Power Limited

GLPL's operating performance in 2001 compared to 2000 is shown below:

-----------------------------------------------
                                   2001    2000
-----------------------------------------------
Installed capacity (MW)             331     327
Electricity generation (GWh)      1,300   1,369
Electricity sales (GWh)(1)        2,277   2,309
External power purchases (GWh)    1,079   1,054
Internal power generation (%)(2)     55      57
===============================================

(1) Including power purchased externally to supply customer demand in GLPL service area
(2) Measured as a percentage of electricity available for sale before distribution and line loss

In 2001, GLPL generated 1,300 GWh of power from its own stations, down 5% from 2000 due to drier than normal weather conditions in northern Ontario.

GLPL's electricity sales in 2001 were 2,277 GWh, slightly lower than in 2000, mainly due to lower demand from the system's industrial customers. GLPL purchases additional power from Ontario Power Generation Inc. ("OPG") to meet the needs of customers in its franchise area which exceed its own internal power generation. Power purchases in 2001 increased 2% to 1,079 GWh.

Power sales to GLPL's customers for 2001 and 2000 are shown below:

----------------------------------------
gigawatt hours              2001    2000
----------------------------------------
City of Sault Ste. Marie     719     722
Algoma Steel                 805     821
St. Marys Paper              385     396
Other customers              368     370
----------------------------------------
                           2,277   2,309
========================================

In 2001, GLPL supplied electric power to a total of 43,766 customers, of which 11,566 were supplied directly and 32,200 via the City of Sault Ste. Marie Public Utilities Commission, which distributes power within the city of Sault Ste. Marie.

GLPL is completing a program of returbining its existing power generating units to improve their operating efficiency and add capacity at significantly lower costs than new development. During 2001, 4 MW of capacity were added through returbining two units at the McPhail power station. In total, 32 MW of capacity have been added to GLPL's generating capacity since the returbining program started in 1996.

Maclaren Power

The Maclaren Power system's operating performance for 2001 and 2000 is shown below:

--------------------------------------------
                                2001    2000
--------------------------------------------
Installed capacity (MW)          238     238
Electricity generation (GWh)   1,224   1,554
Electricity sales (GWh)        1,233   1,573
============================================

Power generation in 2001 decreased 21% as a result of lower precipitation levels in western Quebec.

Maclaren Power sells its electrical power to two main industrial companies with operations in the area: Papier Masson Ltee, which operates a newsprint mill; and Nexfor Inc., which operates a pulp mill.

Powell River Energy
In February 2001, the Great Lakes Hydro Income Fund acquired from Pacifica Papers Inc. a 50% interest in two hydroelectric stations in the City of Powell River Energy in southwestern British Columbia for $56.5 million. These facilities have a total installed capacity of 82 MW and are capable of generating over 500 GWh of electricity annually, for sale to an industrial company on a take-or-pay contract.


                                          MANAGEMENT'S DISCUSSION AND ANALYSIS 3

Powell River Energy's operating performance for the eleven months of 2001 since its acquisition in February 2001 is shown below:

---------------------------------------------------
                                               2001
---------------------------------------------------
Installed capacity (MW)                          82
Electricity generation and sales (GWh)          363
===================================================

Power generation in 2001 was below normal due to dry conditions during much of the year in western British Columbia.

Great Northern Energy

In February 2002, the Great Lakes Hydro Income Fund acquired from Great Northern Paper Inc. a hydroelectric generating and transmission system in northern Maine for US$156.5 million. This system includes six power stations located on the Penobscot River with a combined generating capacity of 126 MW, 11 water storage dams with 300,000 MW hours of storage capacity and a 20 MW transmission interconnection with the New England Power Pool ("NEPOOL"). Operating results for Great Northern Energy will be included in Great Lakes' total results commencing February 2002.

Lake Superior Power

Lake Superior Power's operating performance for 2001 and 2000 is shown below:

----------------------------------------------
                                  2001    2000
----------------------------------------------
Installed capacity (MW)            110     110
Electricity generation and
sales (GWh)(1)                     881     852
Gas consumption/sales (MMcf)(2)  9,268   8,162
==============================================

1 Including power equivalent of natural gas sales
2 MMcf - million cubic feet

Sales increased during 2001 as a result of the decision to sell contracted gas purchases to take advantage of the significant increase during the year in natural gas prices.

Valerie Falls Power

Valerie Falls Power's operating performance for 2001 and 2000 is shown below:

------------------------------------------------------
                                          2001    2000
------------------------------------------------------
Installed capacity (MW)                     10      10
Electricity generation and sales (GWh)      51      51
======================================================

Power generation and sales for 2001 were unchanged from 2000.

Pontiac Power

Pontiac Power's operating performance for 2001 and 2000 is shown below:

--------------------------------------------------
                                     2000     2000
--------------------------------------------------
Installed capacity (MW)                28       28
Electricity generation (GWh)          194      217
Electricity sales (GWh)               192      214
==================================================

Power generation declined by 11% with lower precipitation levels in western Quebec.

Louisiana HydroElectric Power

Louisiana HydroElectric Power's operating performance for 2001 and 2000 is shown below:

----------------------------------------------------
                                      2001      2000
----------------------------------------------------
Installed capacity (MW)                192       192
Electricity generation (GWh)           755       538
Electricity sales (GWh)                732       520
====================================================

Power generation increased by 40% in 2001, as water flows on the lower Mississippi River started to return to normal following abnormally dry conditions in the US Midwest throughout most of 2000.

Brascan Energy Marketing
The company's energy marketing operations sell the portion of the electricity generated by the Maclaren Power system but not sold pursuant to long-term contracts, as well as power purchased wholesale, into the short-term contract and spot electricity markets. Operating results for Brascan Energy Marketing for 2001 and 2000 are shown below:

-----------------------------------------------------
gigawatt hours                        2001       2000
-----------------------------------------------------
Electricity sales                      870        695
Purchases from Maclaren Power          296        270
Wholesale electricity purchases        618        460
=====================================================

INCOME ANALYSIS

Great Lakes' net income for 2001 increased to $130.9 million or $1.04 per fully diluted common share, from $115.5 million or $0.92 per share in 2000.

Financial results for the year ended December 31, 2001 compared to 2000 are shown below:

----------------------------------------------------------
millions, except per share amounts         2001       2000
----------------------------------------------------------
Power revenues
Great Lakes Power Limited                $128.9     $123.7
Great Lakes Hydro Income Fund              52.7       54.3
Lake Superior Power                        38.1       30.4
Louisiana HydroElectric Power              12.4        6.0
Pontiac Power                              12.3       13.3
Valerie Falls Power                         3.5        3.5
Brascan Energy Marketing                   22.0       15.2
                                     ---------------------
                                          269.9      246.4
Other income
Long-term investments                      45.6       48.0
Investment and other                       58.9       66.2
----------------------------------------------------------
                                          374.4      360.6
----------------------------------------------------------
Expenses
Interest                                   82.1       83.1
Power and fuel costs                       75.6       70.2
Operating                                  37.2       32.3
Depreciation                               27.4       24.8
Minority interests                         11.7       15.1
Income and other taxes                      9.5       19.6
----------------------------------------------------------
                                          243.5      245.1
----------------------------------------------------------
Net income                               $130.9     $115.5
==========================================================
Per fully diluted common share            $1.04      $0.92
----------------------------------------------------------

4 GREAT LAKES POWER INC.

Power Revenues

Power revenues increased from $246.4 million in 2000 to $269.9 million in 2001, due mainly to higher contributions from Lake Superior Power, Louisiana HydroElectric Power and Brascan Energy Marketing.

The company's share of the revenue of Lake Superior Power increased 25% in 2001 to $38.1 million due to the resale of contracted gas purchases to take advantage of higher natural gas prices.

The company's share of income from Louisiana HydroElectric Power doubled in 2001 to $12.4 million with the return to more normal water flows on the lower Mississippi River, following abnormally dry conditions in the US Midwest during 2000.

The expansion of the company's energy marketing business, which was started in 2000, led to a 45% increase in this source of revenue during 2001 to $22.0 million.

Power revenue from Great Lakes Power Limited for 2001 reflects an electricity price increase effective June 1, 200x1.

Other Income

Income from long-term investments consists of dividends from the company's investments. This income decreased to $45.6 million in 2001 as a result of lower average interest rates. The composition of these long-term investments and the changes during 2001 are described in the Balance Sheet Analysis section of this report.

Investment and other income consists of dividends earned on the company's securities portfolio, interest on loans receivable and other fee income. This income decreased to $58.9 million in 2001 due to lower average interest rates during the year.

Expenses

Expenses decreased from $245.1 million in 2000 to $243.5 million in 2001.

Power and fuel costs increased 8% to $75.6 million. These include the cost of power purchased by Great Lakes Power Limited from OPG and the company's share of the cost of natural gas fuel purchased for the Lake Superior Power cogeneration plant. The cost of power purchased by GLPL increased by $6.4 million, mainly because of an OPG price increase effective June 1, 2001 and higher external power purchases relative to 2000. The cost of power purchases was partly reduced by $7.0 million of previously set aside hydrological reserves in 2001, compared to $5.1 million in 2000.

Operating expenses include the cost of maintaining operating facilities. These expenses increased by 15% to $37.2 million, mainly due to the Powell River Energy acquisition in February 2001.

Income and other taxes decreased by 51% to $9.5 million in 2001 due to lower federal and municipal tax rates.

Quarterly Earnings

The following table summarizes the quarterly fully diluted earnings per share for 2001 compared to 2000:

----------------------------------------------------------
                                           2001       2000
----------------------------------------------------------
Net income per fully diluted share
1st Quarter                               $0.24      $0.25
2nd Quarter                                0.30       0.26
3rd Quarter                                0.30       0.22
4th Quarter                                0.20       0.19
----------------------------------------------------------
Total for the year                        $1.04      $0.92
==========================================================

BALANCE SHEET ANALYSIS

The company's total assets increased during 2001 to $2,930.0 million, due mainly to investments in additional generating capacity. Assets and liabilities at December 31, 2001 and 2000 are summarized in the following table:

---------------------------------------------------------
millions                              2001           2000
---------------------------------------------------------
Financial assets
Securities                       $   715.6      $   667.3
Loans and other receivables          425.0          325.5
Long-term investments                521.8          536.2
Property, plant and equipment      1,267.6        1,113.4
---------------------------------------------------------
                                 $ 2,930.0      $ 2,642.4
=========================================================
Liabilities
Accounts payable and other       $    91.9      $    82.7
Mortgage bonds                       555.6          443.5
Term debentures                      596.2          558.8
Future income taxes                  116.4          104.4
Minority interests                   271.3          204.0
Shareholders' equity               1,298.6        1,249.0
---------------------------------------------------------
                                 $ 2,930.0      $ 2,642.4
=========================================================

Financial Assets

Great Lakes maintains a portfolio of securities and long-term investments, many of which represent the residual gains realized from previous investment banking activities of predecessor companies.

The company's securities portfolio, which is comprised primarily of preferred shares of affiliated Canadian companies, increased from $667.3 million to $715.6 million. The composition of the company's securities portfolio by business sector at December 31, 2001 and 2000 is summarized below:

-----------------------------------------------------------
millions                                    2001       2000
-----------------------------------------------------------
Property                                  $269.4     $220.5
Natural resources                          151.5      147.7
Financial services                          15.0       21.0
Diversified                                199.4      189.4
Short-term deposits and other               80.3       88.7
-----------------------------------------------------------
                                          $715.6     $667.3
===========================================================

The company's loans and other receivables increased to $425.0 million in 2001 due principally to cash placed in interest bearing deposits with affiliates pending investment in the company's power generating operations.


                                          MANAGEMENT'S DISCUSSION AND ANALYSIS 5

Long-term Investments

The book values of the company's long-term investments and the underlying securities at December 31, 2001 and 2000 are shown below:

---------------------------------------------------------
millions                               2001          2000
---------------------------------------------------------
Trilon Financial Corporation         $195.3        $195.3
Noranda Inc.                          145.8         150.0
Brascan Corporation                   112.0         112.0
Other investments                      68.7          78.9
---------------------------------------------------------
                                     $521.8        $536.2
=========================================================

Great Lakes holds a senior preferred share investment in Trilon Holdings Inc. which, together with Brascan, owns 71% of the common shares of Trilon Financial Corporation ("Trilon"), a publicly listed Canadian-based financial services company. This interest was increased from 65% on January 16, 2001 following Trilon's repurchase of 14.5 million of its common shares. Trilon's financial results for the two years ended December 31, 2001 are shown below:

---------------------------------------------------------
millions                            2001             2000
---------------------------------------------------------
Total assets                      $3,585           $3,541
Shareholders' equity               2,660            2,707
Revenues                             444              414
Net income                           251              236
=========================================================

Great Lakes also holds a senior preferred share investment in Noranda Equities Inc. which, together with Brascan, owns 40% of the common shares of Noranda Inc. ("Noranda"). Noranda, a publicly listed company, is a major producer of mined and refined base metals. Noranda's financial results for the two years ended December 31, 2001 are shown below:

----------------------------------------------------------
millions                            2001              2000
----------------------------------------------------------
Total assets                     $12,032           $11,778
Shareholders' equity               3,797             4,094
Sales                              6,152             6,957
Net income (loss)                    (92)              293
==========================================================

Great Lakes owns a $112 million senior preferred share investment issued by a wholly owned subsidiary of Brascan. Brascan's financial results for the two years ended December 31, 2001 are shown below:

---------------------------------------------------------
millions                           2001              2000
---------------------------------------------------------
Total assets                    $21,929           $11,480
Common equity                     4,261             4,181
Revenues                          1,229             1,216
Net income                          311               648
=========================================================

Brascan's results in 2000 included income and gain on sale of discontinued operations of $260 million.

Other investments include primarily the company's shares of First Toronto Investments Limited ("First Toronto"), a Brascan subsidiary which participates in the secondary market for equity securities of Canadian corporations, primarily companies affiliated with Brascan. Great Lakes' investment in First Toronto provided a pre-tax equivalent yield of 7.3% in 2001.

Property, Plant and Equipment

The depreciated cost of the company's property, plant and equipment increased during 2001 to $1,267.6 million, largely due to the acquisition of Powell River Energy and capital improvements at Great Lakes Power Limited.

LIQUIDITY AND CREDIT FACILITIES

Great Lakes finances itself through mortgage bonds, corporate debentures, bank credit facilities and bridge and loan facilities provided by Brascan and its affiliates. At December 31, 2001, the company's total debt was $1,151.8 million, as detailed in the following table:

------------------------------------------------------------------
                                      Average              Average
                                     Interest             Interest
millions                       2001      Rate      2000       Rate
------------------------------------------------------------------
First Mortgage Bonds
GLPL                       $  317.0      5.6%    $251.4       6.6%
Great Lakes Hydro
Income Fund                   100.0      7.5%     100.0       7.5%
Project loans                 138.6      8.2%      92.1       9.9%
                           ---------------------------------------
                              555.6               443.5
Term debentures               596.2      7.4%     558.8       8.6%
------------------------------------------------------------------
                           $1,151.8            $1,002.3
==================================================================

In December 2001, GLPL issued $150 million of First Mortgage Bonds Series 5 at a rate of 4.58% to replace the $95 million 6.69% Series 3 Bonds which came due on December 31, 2001.

In addition to the above debt, the company has a commercial paper program with an authorized amount of $100 million. The company's commercial paper is currently rated R-1(low) by Dominion Bond Rating Service and A-2 by Standard & Poor's. The company's commercial paper program, distributed in the money market by a group of investment dealers, normally provides the company with its most cost-effective source of short-term funds.

CAPITAL BASE AND FINANCIAL POSITION

On February 28, 2001, the shareholders of Great Lakes Power Inc. approved a going private transaction, under which Brascan acquired the outstanding publicly held shares of the company.

The company's capital base at December 31, 2001 of $1,298.6 million was comprised of 101.4 million common shares with a book value of $1,050.9 million or $10.37 per share and $247.7 million of subordinated debentures convertible into 24.8 million common shares at $10.00 per share.

6 GREAT LAKES POWER INC.

The convertible debentures mature September 2013 and interest and principal may be paid by the company in the form of its common shares. The debentures are therefore included as part of the company's capital base. On a fully diluted basis, there would be 126.1 million common shares outstanding.

The composition of the company's capital base at December 31, 2001 and 2000 is summarized in the following table:

--------------------------------------------------------------------
millions, except number of shares               2001            2000
--------------------------------------------------------------------
Subordinated convertible
debentures                                  $  247.7       $   247.7
Common shares                                1,050.9         1,001.3
--------------------------------------------------------------------
                                            $1,298.6       $ 1,249.0
====================================================================
Number of common shares
Currently issued                         101,383,135     101,393,934
Convertible debentures                    24,766,754      24,769,030
--------------------------------------------------------------------
Fully diluted                            126,149,889     126,162,964
====================================================================

Regular dividends paid on the company's common shares in both 2001 and 2000 amounted to $64.9 million, representing an earnings payout ratio of 50%. The regular quarterly dividend per common share paid in both 2001 and 2000 was $0.16.

The company's policy is to distribute surplus operating cash flows not required for investment in power generating facilities to its common shareholders in the form of regular quarterly and special dividend payments.

NEW DEVELOPMENTS

In November 2000, Great Lakes announced a $500 million capital investment program with the stated objective of doubling the operating earnings from its power business over the next five years. The company has already made two acquisitions under this program through the Great Lakes Hydro Income Fund: a 50% interest in the 82 MW Powell River Energy hydroelectric facilities in British Columbia in February 2001, and the 126 MW Great Northern Energy hydroelectric system in Maine in February 2002. These operations are described on page 4 of this report.

The company also has a number of new developments under way which will add a further 134 MW to its generating capacity and enhance its ability to sell its power generation in interconnected energy markets. The following is a summary of these projects.

High Falls, Ontario

In May 2001, construction started on the 45 MW High Falls generating facility on the Michipicoten River near Wawa, Ontario. This will replace the existing 27 MW plant with a larger, more efficient station with increased peak-period generating capability. This project has an expected cost of $75 million and is expected to be in service by December 2002.

Sault Ste. Marie, Ontario/Michigan

Permitting and preliminary engineering are under way for the construction of a high voltage transmission interconnection to link the company's Ontario power system at Sault Ste. Marie, Ontario, with the neighbouring power grid at Sault Ste. Marie, Michigan. This interconnection will have a capacity of up to 300 MW at 230 Kilovolts and is expected to enhance the company's ability to access US energy markets to maximize the value of its power generation.

Pingston Creek, British Columbia

During 2000, the company entered into a 50/50 joint venture with Canadian Hydro Developers Inc. to proceed with the development of the 30 MW Pingston Creek hydroelectric power station near Revelstoke in central British Columbia. Construction started on this project in March 2001 and completion is now expected in late 2002 at a total cost of approximately $47 million.

Brascan Energetica, Southern Brazil

Through Brascan Energetica S.A. ("BESA"), a wholly owned subsidiary of Brascan, the company is developing a number of smaller hydroelectric stations in Brazil. Four hydroelectric generating projects with a total of 86 MW of capacity have already been approved by the Brazilian regulatory agency, ANEEL. Two of these are currently under construction: Passo do Maio, a 30 MW station in the State of Rio Grande do Sul; and Pedrinho, a 16 MW station in the State of Parana. Site development has begun at Salto Natal, a 15 MW station also in Parana, and will commence during the second quarter at Sitio Grande, a 25 MW station in the State of Bahia.

In addition to these four approved projects, BESA has submitted six further projects containing 148 MW to ANEEL for authorization, and is studying another five projects for possible submission to ANEEL.

BUSINESS ENVIRONMENT AND RISKS

Operating income from hydroelectric power generation fluctuates mainly in relation to the availability of water in the company's river systems. In the case of Great Lakes Power Limited, lower than average water inflows can reduce stored water levels. This can reduce the level of internal power generation, which increases the need for more expensive external power purchases, resulting in lower earnings.

The largest industrial customer of GLPL accounts for approximately 12% of the company's revenues. Should demand from this customer be temporarily interrupted, the immediate effect on the company's revenues would be largely offset by a reduction in purchases of higher-priced power and the sale of any surplus power to the Ontario, Quebec and neighbouring power grids at market prices for electricity at any given time. In the event of a lengthy shutdown of the company's largest customers, any surplus power could be sold on a basis



                                          MANAGEMENT'S DISCUSSION AND ANALYSIS 7
which recognized the higher value of firm power, since this power could be scheduled and integrated into an overall generation plan.

While changes in the level of precipitation impact the power generation of the company's individual operations, the fact that it has hydroelectric stations in several different watershed areas in Canada and the United States helps it balance the financial impact of these fluctuations. Risk is also reduced through the existence of long-term power sale contracts with major utility customers.

Investment income from a portion of the company's preferred shareholdings varies only with the amount invested, as the rate of return is generally fixed. Other investment income is sensitive to interest rate changes; however, a similar offsetting sensitivity exists with a portion of the company's debt.

OPERATING STRATEGY

The company's primary goals are to increase earnings and cash flow and to distribute surplus operating cash flow, not otherwise required for investment, to shareholders as dividends.

The company is committed to expanding its power generating business by enhancing and expanding its power production base. To achieve this objective, the company has four strategic priorities: (1) continued access to interconnected electricity markets in the United States through the company's existing transmission interconnections between Ontario and Quebec, and other planned and proposed inter-connections with adjacent markets in the United States; (2) expansion of its production base through the acquisition of existing generating assets and development of greenfield sites; (3) application of the expertise and market intelligence provided by its energy marketing operations to support its growth strategy and increase returns on capital; and (4) continued implementation of technology improvements to increase the efficiency and capacity of its generating facilities.

Regulatory changes now under way in the electricity industry in both North and South America are expected to provide new opportunities for the company's services. Continued economic growth should also, over time, help expand the market for the company's power and provide opportunities for investment in new power generating facilities.

FORWARD-LOOKING STATEMENTS

The company's financial analysis and review contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe", "expect", "anticipate", "intend", "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, weather conditions, interest rates, availability of equity and debt financing and other risks. The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

8 GREAT LAKES POWER INC.

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT RESPONSIBILITY

To the Shareholders

The attached financial statements and other financial information have been prepared by the company's management which is responsible for their integrity and objectivity. To fulfill this responsibility, the company maintains systems of internal control and policies and procedures to ensure that its reporting practices and accounting and administrative procedures are of high quality, consistent with reasonable costs. These policies and procedures are designed to provide relevant and reliable financial information. These statements have been prepared in conformity with Canadian generally accepted accounting principles and, where appropriate, reflect estimates based on judgments of management. Financial information presented elsewhere in this Annual Report is consistent with that shown in the accompanying consolidated financial statements.

Deloitte & Touche LLP, the independent auditors appointed by the shareholders, have examined the financial statements of the company in accordance with Canadian generally accepted auditing standards to enable them to express to the shareholders their opinion on the financial statements. Their report as auditors is set out below.

These statements have been further examined by the Board of Directors and by its Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors. The auditors have full access to the Audit Committee and meet with the committee both with and without the presence of management. The Board of Directors, through its Audit Committee, oversees management's financial reporting responsibilities and is responsible for reviewing and approving the financial statements.


[SIGNATURE]
Craig J. Laurie
Vice-President and Chief Financial Officer
February 1, 2002


AUDITORS' REPORT

To the  Shareholders of Great Lakes Power Inc.

We have audited the consolidated balance sheets of Great Lakes Power Inc. as at December 31, 2001 and 2000 and the consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


[SIGNATURE]
Deloitte & Touche LLP Toronto,
Canada February 1, 2002



                                             CONSOLIDATED FINANCIAL STATEMENTS 9

CONSOLIDATED BALANCE SHEET

December 31

------------------------------------------------------------------------------
millions                              note              2001             2000
------------------------------------------------------------------------------
Assets
Securities                                         $   715.6        $   667.3
Loans and other receivables             3              425.0            325.5
Long-term investments                   4              521.8            536.2
Property, plant and equipment           5            1,267.6          1,113.4
------------------------------------------------------------------------------
                                                   $ 2,930.0        $ 2,642.4
=============================================================================
Liabilities
  Accounts payable and other                       $    91.9        $    82.7
  Mortgage bonds                        7              555.6            443.5
  Term debentures                       8              596.2            558.8

Future income tax liability             9              116.4            104.4

Minority interests                     10              271.3            204.0

Shareholders' equity                   11            1,298.6          1,249.0
------------------------------------------------------------------------------
                                                   $ 2,930.0        $ 2,642.4
==============================================================================



Approved by the Board:


[SIGNATURE]                                   [SIGNATURE]
Sidney A. Lindsay                             Edward C. Kress
Director                                      Director



10 GREAT LAKES POWER INC.

CONSOLIDATED STATEMENT OF INCOME

Years ended December 31

------------------------------------------------------------------------------------------
millions, except per share amounts                          note        2001         2000
------------------------------------------------------------------------------------------
Revenue
 Power operations                                                     $ 269.9       $246.4
 Long-term investments                                                   45.6         48.0
 Investment and other income                                 12          58.9         66.2
------------------------------------------------------------------------------------------
                                                                        374.4        360.6
------------------------------------------------------------------------------------------
Expenses
 Interest                                                                82.1         83.1
 Power and fuel purchases                                                75.6         70.2
 Operating costs                                                         37.2         32.3
 Depreciation                                                            27.4         24.8
 Minority interests                                                      11.7         15.1
 Income and other taxes                                       9           9.5         19.6
------------------------------------------------------------------------------------------
                                                                        243.5        245.1
------------------------------------------------------------------------------------------
Net income                                                            $ 130.9       $115.5
==========================================================================================
Fully diluted net income per common share                    12       $  1.04        $0.92
==========================================================================================

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

Years ended December 31

-----------------------------------------------------------------------
millions                                            2001          2000
-----------------------------------------------------------------------
Retained earnings
 Balance, beginning of year                        $397.8        $364.8
 Net income                                         130.9         115.5
 Convertible debenture interest                     (16.1)        (17.6)
 Common share dividends                             (64.9)        (64.9)
-----------------------------------------------------------------------
 Balance, end of year                              $447.7        $397.8
=======================================================================


                                            CONSOLIDATED FINANCIAL STATEMENTS 11

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31

------------------------------------------------------------------------
millions                                    note        2001        2000
------------------------------------------------------------------------
Cash provided from operations                 12    $  136.3     $ 129.6
 Net change in non-cash working capital                 (1.6)       21.4
------------------------------------------------------------------------
 Cash provided by operating activities                 134.7       151.0
------------------------------------------------------------------------

Financing and shareholder distributions
 Borrowings                                            165.3         --
 Debt repayments                                      (110.3)       (6.9)
 Convertible debenture interest                        (16.1)      (17.6)
 Common share dividends                                (64.9)      (64.9)
------------------------------------------------------------------------
                                                       (26.0)      (89.4)
------------------------------------------------------------------------
Investing
 Securities purchases                                  (76.3)      (50.0)
 Securities sales                                       36.0        41.3
 Loans and other receivables                           (35.5)       11.4
 Property, plant and equipment                         (41.3)      (51.8)
------------------------------------------------------------------------
                                                      (117.1)      (49.1)
------------------------------------------------------------------------

Cash and cash equivalents
 Increase (decrease)                                    (8.4)       12.5
 Balance, beginning of year                             18.7         6.2
------------------------------------------------------------------------
 Balance, end of year                               $   10.3     $  18.7
========================================================================


12 GREAT LAKES POWER INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF ACCOUNTING POLICIES

Business Operations

The company is incorporated under the laws of Ontario and develops, owns and operates hydroelectric and other power generating facilities principally in Canada. The company also conducts investment activities, which include the receipt of interest and dividends on the company's financial assets as well as gains realized on investment transactions.

Principles of Consolidation

The consolidated financial statements include:

(i) the accounts of all subsidiaries and other controlled entities of Great Lakes Power Inc. (the "company") including Great Lakes Power Limited, Great Lakes Hydro Income Fund, Valerie Falls Power, Pontiac Power and Highvale Power; and

(ii) the accounts of incorporated and unincorporated joint ventures and partnerships to the extent of the company's proportionate interest in their respective assets, liabilities, revenue and expenses, including the company's investment in Lake Superior Power and Powell River Energy.

The company owns a 75% (2000 - 75%) residual interest in Louisiana HydroElectric Power, which is equity accounted.

Investments

Partly owned businesses, where the company is able to exercise significant influence, are carried on the equity method. Interests in jointly controlled entities are proportionately consolidated. Other long-term investments are carried at the lower of cost and net realizable value.

The excess of acquisition costs over net book values of the company's investments is amortized over their estimated useful lives. The company evaluates the carrying value of this excess for potential impairment on an ongoing basis. Management assesses the recoverability of this excess based on a review of the expected future operating income and cash flows of these investments on an undiscounted basis.

Revenue and Expense Recognition

Revenue from the sale of electricity and steam is recorded based upon output delivered and capacity provided at rates as specified under contract terms or prevailing market rates. Electricity sales revenue is recognized when power is provided.

Investment income is recorded on the accrual basis, less a provision for uncollectible interest, fees, commissions or other amounts.

The company is rate regulated and maintains hydrological provisions and insurance which adjust for the effect of variations in streamflow when measured against long-term averages.

Securities

Securities are carried at the lower of cost and estimated realizable value with any adjustment required charged against investment income.

Loans Receivable

Loans receivable are carried at the lower of cost and estimated realizable value with any provision for estimated losses, legal and other collection costs charged against investment income.

Financing Costs

Expenses related to the issuance of debt are amortized over the term of the debt. Expenses related to the issuance of the company's shares are charged to retained earnings. Interest on funds used in construction and on development projects is capitalized.

Statement of Cash Flows

Cash and cash equivalents are included in the securities line on the balance sheet. Interest and income and other tax expense recorded under the accrual method of accounting approximate the cash amounts paid.

Income Taxes

The company uses the liability method in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the enacted, or substantively enacted, tax rates and laws that will be in effect when the differences are expected to reverse, taking into account prudent tax strategies.

Foreign Exchange

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the weighted average rate for the year.



                                            CONSOLIDATED FINANCIAL STATEMENTS 13

Derivative Financial Instruments

The company, principally through wholly owned Brascan Energy Marketing Inc., uses derivative financial instruments, where appropriate, to manage commodity price risk associated with the company's production, operating and risk management activities. Gains and losses resulting from these instruments are included in income on the same basis as the asset, liability or contract being hedged. Non-hedging activity is subject to policy limits with any gains or losses recorded in investment and other income on a fair value basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Comparative Figures

Certain of the prior year's figures have been reclassified to conform with the 2001 presentation. These comparatives reflect the consolidation of the Great Lakes Hydro Income Fund.


2.   ACQUISITIONS

Powell River Energy

In February 2001, the Great Lakes Hydro Income Fund (the "Fund") acquired a 50% indirect interest in the Powell River Energy hydroelectric power generation and transmission facilities in southwestern British Columbia ("Powell River Energy").

These acquisitions were accounted for under the purchase method of accounting.

The net assets acquired as a result of the acquisition and the consideration given are as follows:

------------------------------------------------
millions                                    2001
------------------------------------------------
Assets acquired
Property, plant and equipment             $ 74.7
Liabilities assumed
Future income tax liability                 18.2
------------------------------------------------
Net assets acquired                       $ 56.5
================================================
Consideration paid                        $ 56.5
================================================

3.   LOANS AND OTHER RECEIVABLES

--------------------------------------------------
millions                           2001       2000
--------------------------------------------------
Demand deposits                 $ 189.6    $ 124.5
Project financing receivables      89.4       83.8
Coal royalty receivables           69.5       66.9
Trade receivables                  29.0       33.8
Prepaid interest and other         47.5       16.5
--------------------------------------------------
                                $ 425.0    $ 325.5
==================================================

4.   LONG-TERM INVESTMENTS

Long-term investments include the company's direct and indirect interests in Trilon Financial Corporation ("Trilon"), Noranda Inc. ("Noranda"), Brascan Corporation ("Brascan") and First Toronto Investments Limited ("First Toronto").

The book values of the company's long-term investments and the underlying securities at December 31, 2001 compared to 2000 are as follows:

--------------------------------------------------------
millions                               2001         2000
--------------------------------------------------------
Trilon Financial Corporation        $ 195.3      $ 195.3
Noranda Inc.                          145.8        150.0
Brascan Corporation                   112.0        112.0
Other investments                      68.7         78.9
--------------------------------------------------------
                                    $ 521.8      $ 536.2
========================================================

Great Lakes holds a senior preferred share investment in Trilon Holdings Inc. which, together with Brascan, owned 65% of the common shares of Trilon at December 31, 2000. This interest increased to 71% on January 16, 2001 following Trilon's repurchase of 14.5 million of its common shares.

Great Lakes holds a senior preferred share investment in Noranda Equities Inc. which, together with Brascan, owns 40% of the common shares of Noranda.

Great Lakes owns a $112.0 million senior preferred share investment issued by a wholly owned subsidiary of Brascan.

Other investments include primarily the company's shares of First Toronto, a Brascan subsidiary which participates in the secondary market for equity securities of Canadian corporations, primarily companies affiliated with Brascan.

14 GREAT LAKES POWER INC.

5.   PROPERTY, PLANT AND EQUIPMENT

--------------------------------------------------------
millions                             2001           2000
--------------------------------------------------------
Generation                      $ 1,160.6      $ 1,048.5
Transmission                        207.1          201.4
Distribution                         64.5           49.1
Other                                98.9           47.7
--------------------------------------------------------
                                  1,531.1        1,346.7
Accumulated depreciation
 and amortization                   263.5          233.3
--------------------------------------------------------
                                $ 1,267.6      $ 1,113.4
========================================================

Property, plant and equipment includes the cost of the company's 12 hydroelectric generating stations in northern Ontario and two Pontiac Power hydroelectric generating stations in Quebec; the cost of the three Maclaren Power hydroelectric generating stations and the 50% share of the two Powell River Energy hydroelectric generating stations, owned through the Great Lakes Hydro Income Fund; the cost of the Valerie Falls Power hydroelectric generating station; the company's 75% residual interest in Louisiana HydroElectric Power's hydroelectric generating station and sediment control works; the company's 50% share of the cost of the Lake Superior Power cogeneration plant; and the cost of the company's Highvale Power coal assets.

Depreciation is based on the service lives of the assets which are 60 years for hydroelectric generation, 20 years for cogeneration and 40 years for transmission, distribution and other.

The company's hydroelectric power facilities operate under various agreements for water rights which extend to or are renewable over terms through the year 2022 for Great Lakes Power Limited, 2044 for Valerie Falls Power, 2019 and 2020 for Pontiac Power, 2019 for Maclaren Power and 2031 for Louisiana HydroElectric Power. Substantially all of the water rights for Powell River Energy are perpetual.


6.   JOINT VENTURES

The following amounts represent the company's proportionate interest in incorporated and unincorporated joint ventures reflected in the company's accounts:

----------------------------------------------------------
millions                                     2001     2000
----------------------------------------------------------
Assets                                      $ 125    $  49
Liabilities                                    84       23
Operating revenues                             46       31
Operating expenses                             31       19
Net income                                     10        7
Cash flows from operating activities           16        9
Cash flows from investing activities          (60)      (2)
Cash flows from financing activities           37       (9)
==========================================================

7.   MORTGAGE BONDS

-----------------------------------------------------
millions                          2001          2000
-----------------------------------------------------
Great Lakes Power Limited
 First Mortgage Bonds
  Series 4 (US $105.0)         $ 167.0      $  156.4
  Series 5 (2000 - Series 3)     150.0          95.0
-----------------------------------------------------
                                 317.0         251.4
Great Lakes Power Trust
 Credit Agreements                15.3           --
 First Mortgage Bonds
  Series 1                        50.0          50.0
  Series 2                        25.0          25.0
  Series 3                        25.0          25.0
-----------------------------------------------------
                                 115.3         100.0
Other Power Operations
 Project mortgages
  Pontiac Power                   63.3          64.5
  Valerie Falls Power             --             9.9
  Powell River Energy             46.5            --
  Lake Superior Power             13.5          17.7
-----------------------------------------------------
                               $ 555.6       $ 443.5
=====================================================

The US$105 million First Mortgage Bonds Series 4 bear interest at the rate of 6.57%, are due on June 16, 2003 and are secured by a charge on the company's wholly owned power generating assets in northern Ontario.

The $150 million First Mortgage Bonds Series 5 bear interest at the rate of 4.58%, are due on June 16, 2003 and are secured by a charge on the company's wholly owned power generating assets in northern Ontario. Through the use of an interest rate swap, the company pays interest at a rate which varies with the Banker's Acceptance ("B.A.") rate. These bonds replaced the $95 million First Mortgage Bonds Series 3 bearing interest at a rate of 6.69%, which matured December 31, 2001.

The Great Lakes Hydro Income Fund First Mortgage Bonds Series 1, 2 and 3 bear interest at 7.33%, 7.55% and 7.78%, respectively; and are due April 24, 2005, April 24, 2010 and April 24, 2015, respectively. These Mortgage Bonds are secured by charges on all present and future real and personal property of Great Lakes Power Trust, which is wholly owned by the Fund.

The Pontiac Power project mortgages bear interest at a blended rate of 10.52%, amortize monthly to December 1, 2020 and are secured by charges on the respective Pontiac Power generating assets.

The company's proportionate share of the Powell River Energy project mortgages of $35.0 million and $11.5 million bear interest at B.A. + 1.25% and B.A. + 3.5% respectively, are due May 2002 and are



                                            CONSOLIDATED FINANCIAL STATEMENTS 15
secured by a charge on the respective Powell River Energy operating assets.

The Lake Superior Power project mortgage bears interest at 9.41%, amortizes annually to December 29, 2006 and is secured by a charge on the company's Lake Superior Power cogeneration assets.

The company has established a US$100 million loan facility with Brascan, its principal shareholder, which can be drawn down at any time, bearing interest at the prime rate and secured by the company's residual interest in Louisiana HydroElectric Power. At either party's option, the facility may be drawn down and converted into a fixed-rate financing at 9.75% repayable in 2015.

Principal repayments on the company's outstanding mortgage bonds due over the next five years and thereafter are as follows:

---------------------------------------------
millions                    Annual Repayments
---------------------------------------------
2002                                   $ 67.6
2003                                    322.3
2004                                      5.0
2005                                     54.6
2006                                      3.8
Thereafter                              102.3
---------------------------------------------
                                       $555.6
=============================================

8.   TERM DEBENTURES

---------------------------------------------------------
millions                             2001            2000
---------------------------------------------------------
Corporate debentures
 Series 1 (US$175.0)              $ 278.2          $260.8
 Series 3 (US$200.0)                318.0           298.0
---------------------------------------------------------
                                  $ 596.2          $558.8
=========================================================

The Series 1 debentures bear interest at the rate of 9.0% and are due in August 2004. The Series 3 debentures bear interest at 8.3% and are due March 2005. Through the use of an interest rate swap, the company pays interest at a rate which varies with the LIBOR rate.

9.   FUTURE INCOME TAX LIABILITY

The difference between the statutory rate and the effective rate of tax is attributable to the company's dividend income and equity earnings being taxed prior to receipt by the company. The company's future income tax liability of $116.4 million (2000 - $104.4 million) is comprised principally of temporary differences relating to property, plant and equipment. This amount is net of a future tax asset of $21 million (2000 - $25 million) relating to unused non-capital losses.

10.  MINORITY INTERESTS

Minority interests include preferred shares, limited partnership interests and trust units owned by minority shareholders in the company's consolidated subsidiaries, as follows:

---------------------------------------------------
millions                             2001      2000
---------------------------------------------------
Preferred shares issued by
 consolidated subsidiaries         $ 90.1    $ 90.1
Limited partnership interests of
 consolidated subsidiaries            4.2       3.5
Trust units issued by
 consolidated subsidiaries          177.0     110.4
---------------------------------------------------
                                   $271.3    $204.0
===================================================

11.  SHAREHOLDERS' EQUITY

The company is authorized to issue an unlimited amount of common shares, of which the following were issued and outstanding:

--------------------------------------------------------------
millions                                   2001           2000
--------------------------------------------------------------
101,383,135 (2000 - 101,393,934)
 Common shares                        $   603.2      $   603.5
Retained earnings                         447.7          397.8
--------------------------------------------------------------
                                        1,050.9        1,001.3
Subordinated convertible debentures       247.7          247.7
--------------------------------------------------------------
                                      $ 1,298.6      $ 1,249.0
==============================================================

The subordinated convertible debentures mature September 30, 2013, bear interest at the prime rate subject to a minimum of 6% and a maximum of 8%, and are convertible at $10.00 per common share into 24.8 million common shares. Principal and interest are payable at the company's option with cash.

The company is authorized to issue an unlimited amount of preferred shares, none of which are currently outstanding.

12.  OTHER INFORMATION

-----------------------------------------------------------------
millions, except per share amounts            2001           2000
-----------------------------------------------------------------
Average fully diluted common
 shares outstanding                          126.2          126.2
Basic earnings per share                   $  1.13        $  0.97
-----------------------------------------------------------------
Cash provided from operations
 Net income                                $ 130.9        $ 115.5
 Add non-cash items
  Depreciation                                27.4           24.8
  Hydrological provisions                    (17.1)         (31.1)
  Unremitted equity (income)
   loss and other                             (4.9)          20.4
-----------------------------------------------------------------
                                           $ 136.3        $ 129.6
=================================================================


16 GREAT LAKES POWER INC.

The fair value of the company's securities and loans and other receivables approximates their carrying values at December 31, 2001 and 2000 based on expected future cash flows from these assets, discounted at market rates for assets with similar terms and investment risks.

The fair value of the company's mortgage bonds and term debentures is $1,165.5 million (2000 - $1,013.7 million) based on current market prices for debt with similar terms and risks.

All financial and investment transactions with affiliated companies are at normal market terms. Affiliated companies include Brascan and its subsidiaries and equity accounted investees. At December 31, 2001, the carrying value of securities and deposits with affiliated companies amounted to $660.3 million and $189.6 million, respectively (2000 - $603.6 million and $124.5 million). In 2001, income from securities and loans with affiliated companies amounted to $47.5 million (2000 - $56.7 million).

The company's two largest customers accounted for 12% and 10%, respectively, of total revenues in 2001 (2000 - 12% and 11%, respectively).

During 2001, $7.0 million of hydrological provisions (2000 - $5.1 million) were applied against power purchase costs and $10.1 million (2000 - $26.0 million) were included in revenue from power operations. At December 31, 2001, hydrological provisions totalled $3.0 million (2000 - $20.1 million).

The company endeavours to maintain a matched book of currencies and interest-sensitive assets and liabilities. However, unmatched positions are carried, on occasion, within pre-determined exposure limits based on expectations for interest rates and currencies. These limits are reviewed on a regular basis and the company believes the exposures are manageable and not material in relation to its overall business operations.

13.  COMMITMENTS AND CONTINGENCIES

The company has entered into a power agency and guarantee agreement with the Great Lakes Power Trust (the "Trust"), in which the company has a 50% indirect interest, for a term of 20 years. This agreement requires the company to fund any deficiency amount between a guaranteed price for energy and the actual energy revenues earned by the Trust. The company is entitled to receive any revenues in excess of the guaranteed amount. The cumulative net surplus (deficiency) amount in 2001 was $0.2 million (2000 - ($0.3) million).

In addition, the company agreed to provide to the Trust a hydrology credit facility in the amount of $15 million for a period of 15 years, which is not to be drawn in excess of $5 million per year. The facility bears interest at market rates.

14.  DERIVATIVE FINANCIAL INSTRUMENTS

The company has entered into energy derivative contracts primarily to hedge its production and ultimate sale of generated power.

--------------------------------------------------------------------------
                                          Effective              Effective
                    Range of   Notional       Rates    Notional      Rates
                    Maturity        Buy       Range        Sell      Range
--------------------------------------------------------------------------
Electricity         1 month         528     $39-$43         895    $26-$83
                    - 4 years       GWh                     GWh
--------------------------------------------------------------------------

As at December 31, 2001, the contracts had a fair value determined based on quoted market rates of $29.6 million. The fair value of contracts with a positive mark-to-market was $31.1 million, which represents counterparty credit risks. The company manages credit risks by entering into contracts with highly rated counterparties.

The company also maintained interest rate swap contracts having a total notional amount of $468 million (2000 - $298 million). These interest rate swap contracts were comprised of contracts with a favourable replacement value of $26 million (2000 - $9 million). The interest rate swap transactions include both fixed and variable rate instruments, the net effect of which does not materially affect the interest rate profile of the company. These contracts have maturities varying from one to four years.

15. SUBSEQUENT EVENT

On February 1, 2002, the Great Lakes Hydro Income Fund completed the acquisition of Great Northern Energy, comprising six hydroelectric generating stations and related transmission facilities in the State of Maine for cash consideration of US$156.5 million.


                                            CONSOLIDATED FINANCIAL STATEMENTS 17

POWER STATION STATISTICS

--------------------------------------------------------------------------------------------------------------------
                                                                           POWER GENERATING STATIONS
                                    Ownership      -----------------------------------------------------------------
Operation                           Interest       Location                Name                        Type
--------------------------------------------------------------------------------------------------------------------
GREAT LAKES POWER LIMITED           100%           St. Mary's River,       Francis H. Clergue          Hydroelectric
                                                   Ontario
                                                   Michipicoten River,     Scott Falls                 Hydroelectric
                                                   Ontario
                                                                           High Falls                  Hydroelectric
                                                                           McPhail                     Hydroelectric
                                                                           Hollingsworth               Hydroelectric
                                                   Montreal River,         Andrews                     Hydroelectric
                                                   Ontario
                                                                           Hogg                        Hydroelectric
                                                                           Gartshore                   Hydroelectric
                                                                           MacKay                      Hydroelectric
                                                   Magpie River, Ontario   Mission Falls               Hydroelectric
                                                                           Harris                      Hydroelectric
                                                                           Steephill Falls             Hydroelectric
MACLAREN POWER                      100%(1)        Lievre River, Quebec    Masson                      Hydroelectric
                                                                           Dufferin                    Hydroelectric
                                                                           High Falls                  Hydroelectric
POWELL RIVER ENERGY                 50%(1)         Powell River, British   Powell River                Hydroelectric
                                                   Columbia
                                                                           Lois Lake                   Hydroelectric
GREAT NORTHERN ENERGY(2)            100%(1)        Penobscot River, Maine  Weldon                      Hydroelectric
                                                   West Branch,            East Millinocket            Hydroelectric
                                                   Penobscot River, Maine  Dolby                       Hydroelectric
                                                                           Millinocket                 Hydroelectric
                                                                           North Twin                  Hydroelectric
                                                                           McKay                       Hydroelectric
LAKE SUPERIOR POWER                 50%            Sault Ste. Marie,       Lake Superior Power         Natural gas-fired
                                                   Ontario                                             cogeneration
VALERIE FALLS POWER                 65%            Seine River, Ontario    Valerie Falls               Hydroelectric
PONTIAC POWER                       100%           Coulonge River, Quebec  Coulonge                    Hydroelectric
                                                   Noire River, Quebec     Waltham                     Hydroelectric
LOUISIANA HYDROELECTRIC             75%(3)         Mississippi River and   Sidney A. Murray, Jr.       Hydroelectric
POWER                                              Red River, Louisiana                                and sediment
                                                                                                       control
--------------------------------------------------------------------------------------------------------------------

(1) Held through the 50% owned Great Lakes Hydro Income Fund
(2) Acquisition closed February 1, 2002
(3) Residual ownership interest

G L O S S A R Y

Average Annual Energy: the total energy generated annually by a power station, averaged over its years of full operation up to a maximum of ten years, measured in gigawatt hours ("GWh").

Average Inflow: the average water flow available for power generation, measured in cubic feet per second ("cfs").

Bulb Turbine: a hydraulic turbine normally of a Kaplan type, with a shaft mounted horizontally in the water passage driving a generator located in a bulb surrounded by water. Typically used for high inflow, low head applications.

Capacity Factor: the average utilization of a power station's current installed capacity over an average year since full operation up to a maximum of ten years, expressed as a percentage.

Cogeneration: the ability to generate at the same time electricity and thermal energy heat, usually in the form of steam.

Francis Turbine: a vertically mounted hydraulic turbine with fixed blades. Typically used in medium to high head applications where water levels do not fluctuate significantly.

Gigawatt Hour: one gigawatt hour equals one million kilowatt hours. A kilowatt hour is equivalent to the energy consumed by a 100 watt light bulb burning for 10 hours.


18 GREAT LAKES POWER INC.

-----------------------------------------------------------------------------------------------------------------------
                                                                  OPERATING STATISTICS
                                   ------------------------------------------------------------------------------------
                                   Installed                       Average      Operating       Capacity        Average
Operation                           Capacity        Storage         Inflow           Head         Factor  Annual Energy
                                        (MW)     (cfs days)          (cfs)          (ft.)            (%)          (GWh)
-----------------------------------------------------------------------------------------------------------------------
GREAT LAKES POWER LIMITED               52.2              -         35,926             19             83            378
                                        22.5          1,130          2,436             75             48             95
                                        27.0            559          2,402            148             70            166
                                        12.8          5,705          2,363             47             49             55
                                        23.2        220,083          1,966            114             50            102
                                        46.9            500          1,487            185             37            154
                                        18.5          3,145          1,477             77             38             62
                                        23.0         12,670          1,472            114             46             92
                                        62.0        174,597          1,461            249             33            178
                                        15.0             35          1,058            117             45             59
                                        12.5            212          1,055             97             44             48
                                        15.5         70,807            906            136             41             56
MACLAREN POWER                         105.0              -          5,779            184             70            633
                                        38.0              -          5,754             59             60            195
                                        95.0        544,811          5,445            180             68            565
                                        46.0        292,450          3,321            285             79            318
POWELL RIVER ENERGY                     36.0        139,903            920            440             70            222
                                        18.1              -          6,386             39             68            101
GREAT NORTHERN ENERGY(2)                 6.9              -          4,149             25             59             34
                                        20.9              -          4,149             49             53            101
                                        36.1              -          3,668            110             62            190
                                         7.0        196,000          3,668             28             77             49
                                        37.5        451,000          2,793            182             70            230
                                       110.0             NA             NA             NA             87            844
LAKE SUPERIOR POWER                     10.0        127,132          1,400             67             60             44
VALERIE FALLS POWER                     17.0         97,000          2,590            145             87            118
PONTIAC POWER                           11.0         92,300          1,305            136             82             71
LOUISIANA HYDROELECTRIC                192.0              -        102,000        6 to 20             56            932
POWER
-----------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
                                                     PLANT EQUIPMENT DATA
                                    ------------------------------------------------------
                                      Number           Unit
Operation                           of Units       Capacity        Unit Type          Speed
                                                       (MW)                           (rpm)
--------------------------------------------------------------------------------------------
GREAT LAKES POWER LIMITED                  3           17.4             Bulb             64
                                           1           10.8           Kaplan            225
                                           1           11.7       Mixed-flow            225
                                           2            8.5          Francis            240
                                           1           10.0          Francis            240
                                           2        5.9/6.9           Kaplan            200
                                           1           23.2           Kaplan            200
                                           2            9.2          Francis            257
                                           1           28.5          Francis            257
                                           1           18.5           Kaplan            200
                                           1           23.0           Kaplan            240
                                           2           14.2          Francis            277
                                           1           33.6          Francis            240
                                           1           15.0           Kaplan            257
                                           1           12.5           Kaplan            257
                                           1           15.5           Kaplan            257
MACLAREN POWER                             4           26.0          Francis            164
                                           2           19.0           Kaplan            164
                                           1           26.0          Francis            180
                                           3           23.0          Francis            180
                                           5      23.0/26.0          Francis            180
POWELL RIVER ENERGY                        2           18.0          Francis        333/400
                                           4        4.4/4.7           Kaplan            171
GREAT NORTHERN ENERGY(2)                   6           1.15          Francis            240
                                           7        1.3-5.3  Francis/Incline        171-267
                                           8    3.9/5.1/5.2          Francis            240
                                           3        2.3/2.4           Kaplan            240
                                           3      12.2/13.2          Francis            257
                                           2           42.0      Gas turbine             NA
LAKE SUPERIOR POWER                        1           26.0    Steam turbine             NA
                                           2            5.0           Kaplan            300
VALERIE FALLS POWER                        2            8.5          Francis            400
PONTIAC POWER                              3        1.5-2.9          Francis        360-514
                                           2            2.5          Francis            400
LOUISIANA HYDROELECTRIC                    8           24.0             Bulb            600
POWER
--------------------------------------------------------------------------------------------

* Includes storage on upstream lakes and reservoirs

Installed Capacity: the measure of a power station's electric generating capacity at full production, measured in megawatts ("MW").

Kaplan Turbine: a vertically or horizontally mounted hydraulic turbine which utilizes movable blades to optimize electricity generation. Typically used in variable, medium to low head applications.

Megawatt: one megawatt equals one thousand kilowatts. A kilowatt is the electrical energy required to turn on ten 100 watt light bulbs and is equivalent to 1.34 horsepower.

Mixed-flow Turbine: A fixed-blade turbine that combines the characteristics of a Francis turbine and a propellor turbine, to give high power output over a relatively narrow range of flow.

Operating Head: the vertical distance that water drops to the tailrace to generate hydroelectric power, measured in feet.

Power Generation: the power generated by a station after deducting station usage, expressed in gigawatt hours.

Storage: the temporary holding capacity available to store water for later use in electricity generation, measured in cubic feet per second days ("cfs days").



                                                     POWER STATION STATISTICS 19

TEN YEAR REVIEW

                                      2001          2000       1999       1998       1997
-----------------------------------------------------------------------------------------
FINANCIAL RESULTS*
-----------------------------------------------------------------------------------------
millions, except per share amounts
Gross revenues                    $  374.4      $  360.6   $  286.3   $  292.0   $  291.7
Power revenues                       269.9         246.4      187.7      190.9      186.8
Net income                           130.9         115.5      113.1      104.5      122.1
Common share dividends                64.9          64.9       64.9       64.9       64.9
Assets                             2,930.0       2,642.4    2,405.2    2,255.5    2,236.1
Capital base                       1,298.6       1,249.0    1,216.0    1,183.7    1,160.6
-----------------------------------------------------------------------------------------
Per Common Share(1)
Book value - Basic                $  10.37      $   9.87   $   9.55   $   9.23   $   9.00
Net income - Fully diluted            1.04          0.92       0.90       0.83       0.97
Dividends                             0.64          0.64       0.64       0.64       0.64
-----------------------------------------------------------------------------------------
OPERATING RESULTS
-----------------------------------------------------------------------------------------
Total Company

Installed capacity (MW)              1,117(2)        905        899        653        642
Electricity generation (GWh)         4,768         4,581      3,604      3,045      3,608
Electricity sales (GWh)              5,729         5,519      4,410      4,411      4,391
-----------------------------------------------------------------------------------------
Great Lakes Power Limited
Installed capacity (MW)                331           327        321        313        302
Electricity generation (GWh)         1,300         1,369      1,503        969      1,484
Electricity sales (GWh)              2,277         2,309      2,341      2,378      2,313
Internal power generation (%)         54.7          56.5       61.8       39.6       61.4
-----------------------------------------------------------------------------------------
Maclaren Power(3)
Installed capacity (MW)                238           238        238       --         --
Electricity generation (GWh)         1,224         1,554      1,452       --         --
Electricity sales (GWh)              1,233         1,573      1,492       --         --
-----------------------------------------------------------------------------------------
Powell River Energy(4)
Installed capacity (MW)                 82          --         --         --         --
Electricity generation & sales
(GWh)                                  363          --         --         --         --
-----------------------------------------------------------------------------------------
Lake Superior Power
Installed capacity (MW)                110           110        110        110        110
Electricity generation & sales         881           852        843        820        840
(GWh)(5)
-----------------------------------------------------------------------------------------
Valerie Falls Power
Installed capacity (MW)                 10            10         10         10         10
Electricity generation & sales          51            51         51         16         45
(GWh)
-----------------------------------------------------------------------------------------
Pontiac Power(6)
Installed capacity (MW)                 28            28         28         28         28
Electricity generation (GWh)           194           217        205        166        193
Electricity sales (GWh)                192           214        202        164        189
-----------------------------------------------------------------------------------------
Louisiana HydroElectric Power
Installed capacity (MW)                192           192        192        192        192
Electricity generation (GWh)           755           538        810      1,074      1,046
Electricity sales (GWh)                732           520        780      1,033      1,004
------------------------------------------------------------------------------------------

                                       1996        1995        1994       1993        1992
------------------------------------------------------------------------------------------
FINANCIAL RESULTS*
------------------------------------------------------------------------------------------
millions, except per share amounts
Gross revenues                     $  268.0    $  256.7    $  261.1   $  235.6    $  226.4
Power revenues                        167.7       149.7       143.0      119.3       108.5
Net income                            112.3       107.7       105.4       98.8        93.9
Common share dividends                 61.2        60.2        56.4      295.0        43.7
Assets                              2,347.3     2,109.9     2,001.1    1,918.6     2,100.1
Capital base                        1,111.9     1,055.7     1,016.8      977.1       918.0
------------------------------------------------------------------------------------------
Per Common Share(1)
Book value - Basic                 $   8.52    $   8.08    $   7.69   $   7.29    $   9.18
Net income - Fully diluted             0.89        0.86        0.84       0.79        0.94
Dividends                              0.61        0.60        0.57       2.96        0.44
------------------------------------------------------------------------------------------
OPERATING RESULTS
------------------------------------------------------------------------------------------
Total Company
Installed capacity (MW)                 640         610         601        491         491
Electricity generation (GWh)          3,682       3,229       3,166      3,007       2,185
Electricity sales (GWh)               4,115       3,936       3,839      3,272       2,685
------------------------------------------------------------------------------------------
Great Lakes Power Limited
Installed capacity (MW)                 300         299         299        299         299
Electricity generation (GWh)          1,801       1,381       1,352      1,733       1,522
Electricity sales (GWh)               2,270       2,125       2,064      2,044       2,045
Internal power generation (%)          74.8        62.4        62.9       79.8        70.8
------------------------------------------------------------------------------------------
Maclaren Power(3)
Installed capacity (MW)                --          --          --         --          --
Electricity generation (GWh)           --          --          --         --          --
Electricity sales (GWh)                --          --          --         --          --
------------------------------------------------------------------------------------------
Powell River Energy(4)
Installed capacity (MW)                --          --          --         --          --
Electricity generation & sales         --          --          --         --          --
(GWh)
------------------------------------------------------------------------------------------
Lake Superior Power
Installed capacity (MW)                 110         110         110       --          --
Electricity generation & sales          849         847         819       30(7)       --
(GWh)(5)
------------------------------------------------------------------------------------------
Valerie Falls Power
Installed capacity (MW)                  10           9        --         --          --
Electricity generation & sales           58          39          13(7)    --          --
(GWh)
------------------------------------------------------------------------------------------
Pontiac Power(6)
Installed capacity (MW)                  28        --          --         --          --
Electricity generation (GWh)            197        --          --         --          --
Electricity sales (GWh)                 197        --          --         --          --
------------------------------------------------------------------------------------------
Louisiana HydroElectric Power
Installed capacity (MW)                 192         192         192        192         192
Electricity generation (GWh)            974         962         982      1,244         663(7)
Electricity sales (GWh)                 938         925         943      1,198         640(7)
------------------------------------------------------------------------------------------

* Certain financial results for 2000 have been restated to conform with the 2001 presentation.

(1) All share and per share amounts prior to 1998 reflect the two-for-one stock split in March 1998.

(2) Including 126 MW of capacity in Great Northern Energy acquired February 1, 2002.

(3) Acquired November 1999. Only Maclaren Power's electricity generation and sales for last 43 days of 1999 are included in company totals for 1999.

(4) Acquired February 2, 2001. Results for 2001 include 11 months since acquisition.

(5) Includes electricity equivalents of contracted gas sales.

(6) Acquired December 1996. Pontiac Power's electricity generation and sales in December 1996 are not included in company totals for that year.

(7) Electricity generation and sales during part-year start-up periods.



20 GREAT LAKES POWER INC.

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

John E. Bahen                   Robert A. Dunford               Allen T. Lambert, O.C.
Corporate Director              Group Chairman Energy           Group Chairman
                                Operations                      Financial Services
                                Brascan Corporation             Brascan Corporation

Alex G. Balogh                  Harry A. Goldgut                Sidney A. Lindsay(1)
Chairman                        Vice-Chairman and Chief         President
Falconbridge Limited            Executive Officer of the        Lindsay Consultants
                                Corporation

Jack L. Cockwella               Edward C. Kress(1)              George S. Taylor(1)
Co-Chairman                     Chairman of the                 Corporate Director
Brascan Corporation             Corporation


Ronald J. Daniels
Dean, Faculty of Law
University of Toronto


(1)  Member of Audit Committee


CORPORATE OFFICERS

Edward C. Kress                 Colin L. Clark                  Craig J. Laurie
Chairman                        Senior Vice-President,          Vice-President and Chief
                                Generation                      Financial Officer

Harry A. Goldgut                Laurent Cusson                  Trevor D. Kerr
Vice-Chairman and               Senior Vice-President,          Vice-President and
Chief Executive Officer         Marketing                       Treasurer

Richard Legault                 Alan V. Dean                    Lisa W. F. Chu
President and                   Vice-President and              Controller
Chief Operating Officer         Secretary


                                                       DIRECTORS AND OFFICERS 21

                            [GREAT LAKES POWER LOGO]


                               Printed in Canada

                                    EXHIBIT 2

              -----------------------------------------------------

                            [GREAT LAKES POWER LOGO]


                        ANNUAL FILING OF REPORTING ISSUER
                                    (Form 28)
              -----------------------------------------------------

                        ANNUAL FILING OF REPORTING ISSUER

                                    (FORM 28)


NAME OF REPORTING ISSUER

Great Lakes Power Inc. (the "Corporation").


JURISDICTION UNDER WHICH INCORPORATED, ORGANIZED OR CONTINUED

The Corporation was formed under the laws of Ontario by Articles of Amalgamation dated March 2, 2001 through the amalgamation of Great Lakes Power Inc., a public company continued in Ontario (the "Predecessor Company") and 1458103 Ontario Limited, a private subsidiary of Brascan Corporation ("Brascan").


FINANCIAL YEAR END

December 31.


VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of February 28, 2002, the Corporation had outstanding 101,383,135 fully paid and non-assessable Common Shares. Each holder of Common Shares, at a meeting of the Shareholders, is entitled to one vote for each Share.

To the knowledge of the directors and officers of the Corporation, the only persons who or corporations which beneficially own, directly or indirectly, or exercise control or direction over Common Shares carrying more than 10% of the voting rights attached to shares of the Corporation, the approximate number of the shares so owned, controlled or directed by each, and the percentages of voting shares of the Corporation represented by such shares are:

                                                                         Approximate Percentage
Name                                      Number of Common Shares           of Common Shares
----                                      -----------------------        ----------------------
Brascan Corporation ("Brascan")                84,383,135                         83.2%
(including private subsidiaries)
Toronto, Ontario

GLP NT Corporation ("GLP NT")                  17,000,000                         16.8%
(including private subsidiaries)
Toronto, Ontario


                                                 ANNUAL REPORTING ISSUER FORM 1

Brascan is a public company, which operates in the property, energy and financial services sectors, with other investments in the natural resource sector. Brascan's Class A Limited Voting Shares are listed on the Toronto, New York and Brussels stock exchanges.

GLP NT is an investment holding company whose major asset is its indirect shareholding in the Corporation. Its Class A non-voting retractable shares are listed on The Toronto Stock Exchange. The Corporation is advised that Brascan and its affiliates own 74.5% of the Class A non-voting retractable shares of GLP NT.

DIRECTORS

The following table sets out the names of the directors of the Corporation as at February 28, 2002, along with all major positions and offices in the Corporation or its major affiliates held by each of them, their principal occupation or employment and the year in which they were first elected as a director of the Corporation or the Predecessor Company. As of February 28, 2002, none of the directors listed below owned, directly or indirectly, any of the Common Shares of the Corporation.



Name, Municipality of Residence,                                                    Year Became
Office and Principal Occupation                                                     Director(b)
--------------------------------                                                    -----------
JOHN E. BAHEN, Surrey, England                                                          1997
Corporate Director

ALEX G. BALOGH, Toronto, Ontario                                                        1998
Chairman of the Board of Falconbridge Limited,
a natural resources company

JACK L. COCKWELL, Toronto, Ontario                                                      1980
Co-Chairman and director of Brascan, a property, energy and
financial services company

RONALD J. DANIELS, Toronto, Ontario                                                     2000
Dean, Faculty of Law, University of Toronto

ROBERT A. DUNFORD, Aurora, Ontario                                                      1980
Group Chairman, Energy Operations of Brascan

HARRY A. GOLDGUT, Thornhill, Ontario                                                    1997
Vice-Chairman and Chief Executive Officer of the Corporation;
and Executive Vice-President of Brascan

EDWARD C. KRESS(a), Toronto, Ontario                                                    1991
Chairman of the Corporation; and Executive Vice-President of Brascan

ALLEN T. LAMBERT, O.C., Toronto, Ontario                                                1988
Group Chairman, Brascan Financial Services and a director of Brascan

SIDNEY A. LINDSAY(a), Toronto, Ontario                                                  1991
President of Lindsay Consultants, a financial consulting firm

GEORGE S. TAYLOR(a), St. Mary's, Ontario                                                1984
Corporate Director and a director of Brascan

(a) Member of the Audit Committee
(b) Indicates year first elected as a director of the Corporation or its predecessors



2 GREAT LAKES POWER INC.

All of the persons named in the above table were appointed members of the board of directors of the Corporation on March 2, 2001. Each director holds office until the next annual meeting of shareholders of the Corporation or until a successor is appointed.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The senior management of the Corporation, as at February 28, 2002, consists of four executive officers: Edward C. Kress, Chairman; Harry A. Goldgut, Vice-Chairman and Chief Executive Officer; Richard Legault, President and Chief Operating Officer; and Colin L. Clark, Senior Vice-President, Generation (collectively, the "Named Executive Officers"). Messrs. Kress and Goldgut are also employees of Brascan and are remunerated by that company. Mr. Legault is employed by a subsidiary of the Corporation, Maclaren Energy Inc. ("Maclaren"), and receives his remuneration from Maclaren. Mr. Clark is employed by a subsidiary of the Corporation, Great Lakes Power Limited ("GLPL") as its Chief Executive Officer and receives his remuneration from GLPL. The following table sets forth all compensation received by the Named Executive Officers from the Corporation, its predecessors and its affiliates over the past three years.

Summary Compensation Table
For the Years Ended December 31, 2001, 2000 and 1999



                                                                  ANNUAL COMPENSATION
                                                       ---------------------------------------
Name and Principal Position                            Year        Salary ($)      Bonus ($)
---------------------------                            ----        ----------      ---------
EDWARD C. KRESS                                        2001          290,000         80,000
Chairman                                               2000          285,000         80,000
                                                       1999          275,000         75,000

HARRY A. GOLDGUT                                       2001          255,000         90,000
Vice-Chairman and Chief Executive Officer              2000          245,000         80,000
                                                       1999          235,000         75,000

RICHARD LEGAULT(1)                                     2001          235,000         90,000
President and Chief Operating Officer                  2000          175,000         80,000
                                                       1999            --              --

COLIN LARK                                             2001          150,000         50,000
Senior Vice-President, Generation                      2000          125,000         32,500
                                                       1999          106,307         22,500

(1)  Mr. Legault joined the Predecessor Company on January 1, 2000.



                                                  ANNUAL REPORTING ISSUER FORM 3

GLPL Executive Compensation

As no remuneration is paid directly by the Corporation to its officers, the Corporation does not have a compensation committee. The Chairman of the Corporation, who is also the Chairman of GLPL, in conjunction with the Chief Executive Officer of GLPL, has primary responsibility for making recommendations for approval by the board of directors of GLPL with respect to the appointment of executive officers of that company. The Chairman, in conjunction with other board members of GLPL, also has primary responsibility for determining the review, design and competitiveness of GLPL's compensation plans.

The key components of GLPL's executive officer compensation are base salary, short-term incentive plans and retirement security. The short-term incentives are designed to provide an amount of variable compensation which is linked to individual performance.

Base Salaries

GLPL's policy is that base salaries should be based on individual performance, responsibility and experience to ensure that they reflect the contribution of each officer.

Short-Term Incentives

GLPL's short-term incentive program consists of the allocation of a bonus pool from time to time to recognize exceptional performance. For executive officers, including the Corporation's Named Executive Officers who are paid compensation by GLPL, incentive bonuses may be up to 25% of base salary.

Retirement Security

GLPL has registered defined benefit and defined contribution plans, which provide its employees, upon their normal retirement age of 65 years, with a lifetime pension and a survivor pension of 60% of the employee's pension.

Pensions under the defined benefit plan are equal to the product of 2% of the employee's highest five-year average annual eligible earnings less 0.7% of the average of the prior three years of earnings not in excess of the Year's Maximum Pensionable Earnings, multiplied by his or her years of credited service. The pension benefit is subject to the Canada Customs and Revenue Agency maximum which is currently $1,722.22 times years of credited service. None of the Named Executive Officers participates in GLPL's defined benefit plan. The Named Executive Officer who participates in GLPL's defined contribution plan is Mr. Clark.


DIRECTORS' COMPENSATION

Directors of the Corporation who are not employees of the Corporation, its subsidiaries or Brascan receive an annual fee of $10,000 plus $800 for each directors' meeting and each committee meeting attended in person or $350 if attended by telephone. Committee chairs receive an annual fee of $1,000, plus $800 for each committee meeting attended in person or $350 if attended by telephone. Payments are made quarterly. During 2001, the Corporation paid $80,000 to five directors in their capacities as directors of the Corporation. In addition, directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending directors' or committee meetings.




4 GREAT LAKES POWER INC.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation carries insurance coverage with an annual policy limit of $10,000,000 subject to a corporate deductible of $500,000 per loss. Under this insurance coverage, the Corporation and certain of its associated companies (collectively, the "Organization") are reimbursed for payments made to directors or officers of the Organization required or permitted by law or under provisions of the by-laws of the companies within the Organization as indemnity for loss, including legal costs, arising from acts, errors or omissions done or committed by officers and directors in the course of their duties as such. This policy also provides coverage to individual directors and officers if they are not indemnified by the Organization and is subject to a deductible of $5,000 per person or a maximum deductible of $25,000 per loss. The insurance coverage for directors and officers has certain exclusions including, but not limited to, exclusions for those acts which result in personal profit or advantage to which the insureds were not legally entitled and for libel and slander, some of which exclusions are covered under other insurance policies. The aggregate premiums paid in 2001 in respect of this policy were $24,000.


INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

As at February 28, 2002, no officer, director or employee or former officer, director or employee of the Corporation or its subsidiaries is or has been indebted to the Corporation or the Predecessor Corporation or its subsidiaries (other than "routine indebtedness" under applicable Canadian securities laws) at any time since January 1, 2001.


INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

No director or senior officer of the Corporation and, to the knowledge of the directors and senior officers of the Corporation, after reasonable inquiry, none of their respective associates nor any person who beneficially owns or exercises control or discretion over more than 10% of the outstanding Shares, has any interest in any material contract to which the Corporation is a party.


AUDITOR OF THE REPORTING ISSUER

The auditor for the Corporation is Deloitte & Touche LLP, Chartered Accountants, Toronto, Canada.




                                                  ANNUAL REPORTING ISSUER FORM 5

                                   EXHIBIT 3

Deloitte & Touche LLP
BCE Place
181 Bay Street, Suite 1400
Toronto, ON M5J 2V1
Canada

Tel: (416) 601 6150
Fax: (416) 601 6151
www.deloitte.ca

                                                        [Deloitte & Touche LOGO]



INDEPENDENT AUDITORS' CONSENT

We consent to the use of our report dated February 1, 2002, appearing in this Annual Report on Form 40-F of Great Lakes Power Inc. for the year ended December 31, 2001.



[DELOITTE & TOUCHE LLP SIGNATURE]
DELOITTE & TOUCHE LLP

Toronto, Ontario
March 25, 2002











--------
Deloitte
Touche
Tohmatsu
LOGO
--------