Form 20-F/A
period 2002-05-21
GREAT LAKES POWER INC
filed 2002-06-13
CIK 926807

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                  FORM 40-F/A
(Check one)

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

For annual reports, indicate by check mark the information filed with this Form:
  [X] Annual Information Form            [ ]  Audited annual financial statement

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



                                           GREAT LAKES POWER INC.



                                           By: /s/ Alan V. Dean
                                               ---------------------------------
                                               Name:  Alan V. Dean
                                               Title: SVP & Corporate Secretary

Date:  May 22, 2002

                                  EXHIBIT INDEX

Exhibits       Description
--------       -----------
   1           Annual Information Form dated May 21, 2002.
