Form 40-F
period 2003-12-31
GREAT LAKES POWER INC
filed 2004-05-19
CIK 926807

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

Commission file number: 333-101591

GREAT LAKES POWER INC.

(Exact name of registrant as specified in its charter)

Ontario	4991, 4931	Not applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number	Identification Number (if
	(if applicable))	Applicable))

Suite 300, BCE Place, 181 Bay Street
Toronto, Ontario
Canada M5J 2T3
(416) 363-9491
(Address and Telephone Number of Registrant’s Principal Executive Offices)

c/o Torys
237 Park Avenue
New York, New York 10017-3142
(212) 880-6000
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act. None

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. Term debentures

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 101,383,135

     Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☐ No ☒

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

FORM 40-F

Principal Documents

The following documents, filed as Exhibit 99.1, 99.2 and 99.3 hereto, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the fiscal year ended December 31, 2003;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2003; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2003.

ADDITIONAL DISCLOSURE

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications. See Exhibits 99.4 and 99.5 to this Annual Report on Form 40-F.

(b)	Disclosure Controls and Procedures. As of the end of the registrant’s fiscal year ended December 31, 2003, an evaluation of the effectiveness of the registrant’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the registrant’s principal executive officer and principal financial officer. Based upon that evaluation, the registrant’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

It should be noted that while the registrant’s principal executive officer and principal financial officer believe that the registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2003, there were no changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Notices Pursuant to Regulation BTR.

None.

Audit Committee Financial Expert.

The registrant’s board of directors has not yet determined a specific member of the registrant’s audit committee to be an “audit committee financial expert” (as such term is defined in Form 40-F). Such determination will be made at the next audit committee meeting.

Code of Ethics.

The registrant has adopted a “code of business conduct” (as that term is defined in Form 40-F) that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions (together, the “Financial Supervisors”). Since the adoption of the code of ethics, there have not been any amendments to the code of ethics or waivers, including implicit waivers, from any provision of the code of ethics. The code of business conduct can be accessed on Brascan’s website at www.brascancorp.com or obtained by writing to Great Lakes Power Inc. at the address noted above.

Principal Accountant Fees and Services.

The following table provides information about the fees billed to the registrant for professional services rendered by Deloitte & Touche LLP during fiscal 2003 and 2002:

Information to be provided by D&T

(US$)	2003	2002
Audit Fees	$0.5	$0.5
Audit-Related Fees	0.1	0.1
Tax Fees	—	0.1
All Other Fees	—	0.1

Total	$0.6	$0.8

Audit Fees. Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit-Related fees. Audit-related fees are for assurance and related services that traditionally are performed by the external auditor. More specifically, these services include, among others: employee benefit plan audits and attest services that are required by statute or regulation or as a condition of debt financing.

Tax fees. Tax fees are principally for assistance in tax return preparation and tax advisory services related to acquisitions and reassessments.

All Other Fees. All other fees include fees for energy risk management advisory services.

Pre-Approval Policies and Procedures.

(a)	The audit committee of the registrant’s board of directors has adopted a policy regarding the provision of services by the registrant’s external auditors, currently Deloitte & Touche LLP. This policy requires audit committee pre-approval of all permitted audit, audit-related and non-audit services. It also specifies a number of services that may not be provided by the registrant’s external auditors, including all services prohibited by law from being provided by the external auditors.

Under the policy, all permitted services to be provided by Deloitte & Touche must be pre-approved by the audit committee or a designated member of the audit committee. Any pre-approval granted by a designated member must be reported to the audit committee at its next scheduled meeting. The pre-approval of services may be given at any time up to a year before commencement of the specified service.

The audit committee may delegate its pre-approval authority and responsibility to the audit committee of any consolidated subsidiary of the registrant, in respect of services to be provided to such subsidiary, provided that such subsidiary’s audit committee members are independent from the registrant and its management, such subsidiary adopts pre-approval policies and procedures that are substantially similar to those of the registrant, and such subsidiary’s audit committee makes certain reports to the registrant’s audit committee.

Subject to the policy, the audit committee may establish fee thresholds for a group of pre-approved services, provided that such fees will, when combined with all such fees that have not been specifically approved by the audit committee, aggregate less than 25% of the anticipated audit fees for the registrant and its subsidiaries for the same year. All such services will be ratified at the next scheduled meeting of the audit committee, and upon such ratification will no longer be included in determining the aggregate fees covered by this limited approval.

(b)	Of the fees reported in this Annual Report on Form 40-F under the heading “Principal Accountant Fees and Services”, none of the fees billed by Deloitte & Touche LLP were approved by the audit committee of the board of directors of the registrant pursuant to the de minimis exception provided by Section (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements.

The registrant does not have any off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations.

(in millions)	Payment due by period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 years
Long-Term Debt Obligations (1)	$1,116	$8	$238	$4	$866

Term Debentures (1)	$487	$227	$260	$0	$0

Total	$1,603	$235	$498	$4	$866

(1)	Total amounts are included in the December 31, 2003 consolidated balance sheet. See Note 8 and 9 to the consolidated financial statements.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking.

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

     Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the registrant.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 19, 2004.

Great Lakes Power Inc.

By: /s/ Alan V. Dean
Name: Alan V. Dean
Title: Senior Vice President and Secretary

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form for the fiscal year ended December 31, 2003

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2003

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2003

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Section 1350 Certification of Chief Executive Officer

99.7	Section 1350 Certification of Chief Financial Officer

99.8	Consent of Deloitte & Touche LLP